Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

Trading Symbol:	TSX: SVM
	NYSE: SVM	May 4, 2012

SILVERCORP TO ANNOUNCE AUDITED FISCAL 2012 YEAR END RESULTS ANALYST CONFERENCE CALL FOR FOURTH QUARTER RESULTS DATE CHANGE

VANCOUVER, British Columbia – May 4, 2012 – Silvercorp Metals Inc. (“Silvercorp”) announced that it expects to release its audited annual financial results for the fiscal year ending March 31, 2012 after the close of the market on Thursday, May 17, 2012. The previously announced plan to release the unaudited fourth-quarter and unaudited annual results on Wednesday, May 9, 2012 will be cancelled.

  A conference call and live audio webcast to discuss the results will be held on Friday, May 18, 2012, at 8 a.m. PT (11 a.m. ET).

  For Webcast: go to www.silvercorpmetals.com and click on the conference call link on the home page.

  For Dial-In: (612) 332-0342

The previously announced conference call for May 10, 2012 has been cancelled.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp acquired the XBG and XHP silver-gold-lead-zinc mines near the Ying Mining District in 2011, further expanding operations in the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province in 2011, and is currently constructing a 1,600 tonne per day mine and mill at the GC silver-lead-zinc project in Guangdong Province. In Canada, Silvercorp is preparing an application for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.